Bighorn Design Studio

Infrastructure · Main Street · Technology · Design · Y Combinator

The future of contracted eCommerce management and fulfillment services

BIGHORNDESIGN.COM · SHERIDAN WYOMING


WEFUNDER



We have built a disruptive force in the eCommerce industry by contracting services, from start-to-finish, for direct-to-consumer lifestyle brands and consumer product companies. From business management, to design, to manufacturing, to inventory, to shipping, to finance, to last mile customer service - we do it all, right from one location.

Paul Treide Owner/Founder @ Bighorn Design Studio

Why you may want to support us...

1. Fastest Growing Company in Wyoming - 2019.
2. 2019 Inc 5000 Company (1268).
3. $11.5MM Revenue in last 4 years.
4. Profitable Since Year One
5. Disruptive Amazon Fighter.
6. Free from COVID-19 Impacts.
7. CEO self-limited salary of 3% of revenue through 2025.

Why investors ❤ us

WE'VE RAISED $1,045,000 SINCE OUR FOUNDING

The founder

MAJOR ACCOMPLISHMENTS



Paul Treide

Owner/Founder

Left the big cities and corporate lifes to move back home to Sheridan, Wyoming to raise our family. Currently building a multi-million dollar eCommerce management company with some of the best teammates and brand partners on Earth.

In the news

Inc. April 20, 2020 @ inc.com

Downloads

- Bighorn Design Studio LLC 5 Year Projections.pdf
- Bighorn Design Studio Wefunder Deck.pdf

Building the Future of eCommerce Management-

Over the last five years, we have been perfecting contract based eCommerce management. We now contract to manage 42 eCommerce brands and our revenue and new customer acquisition is growing rapidly as COVID-19 and the shop-at-home economy has taken a firm grasp on the way our shopping behavior has changed.

We were founded in 2015 after acquiring three boxes of t-shirts from a local laundromat in our small western town of Sheridan, Wyoming. Now we are an Inc 5000 company growing at nearly $1MM in revenue each year as we work with online brands to increase sales and profit through contracted eCommerce management and customized order fulfillment, while avoiding the high cost of Amazon and other aggregate based shopping sites. By growing new and return customer traffic, and contracting out much of the daily work, we are helping eCommerce brands keep an additional 20-30% of their revenue.



WITHOUT BIGHORN DESIGN
OWNER PROFIT 5 - 10%
OFFSITE PRODUCTION 30 - 35%
AMAZON PACK & SHIP 30% MIN
YOUR OVERHEAD COSTS 30 - 40%
WITH BIGHORN DESIGN
OWNER PROFIT 40 - 50%
YOUR OVERHEAD COSTS 30 - 40%
BIGHORN DESIGN PACK & SHIP 10% MAX

Bighorn Design

We initially launched a lifestyle apparel brand called Surf Wyoming and quickly taught ourselves how to build a beautiful eCommerce site. Next, we learned how to build meaningful traffic by creating beautiful content and advertising with search ads and on social media. Through rapid sales growth, we focused on personalized and customized packaging, direct to our customers, with a focus on strategies to keep our customers coming back. Our customers loved our custom packages, handwritten notes, and special treats that we included with every order, and they still do. We proved that customer service still wins, even in a digital economy.



Surf Wyoming

After we had perfected our own eCommerce brand management, we began to duplicate our rapid growth by contracting each step of the typical eCommerce business's daily activity. Within three months, we signed our first company, a western lifestyle roping brand, Go Rope. We have been managing Go Rope's brand (design, production, inventory, shipping, and customer service) since November, 2015.   We now manage 42 such brands.


GO ROPE

Go Rope Clothing

We went from $34,000 in revenue in 2014 with Surf Wyoming before launching Bighorn Design Studio in 2015. We bought out a small ma-pa outfitter of the same name on our downtown main street. In our first nine months in business we did just over $750k in revenue. We grew from founder to 10 employees and we were forced to expand our operations into two additional locations by the end of that first year. In fact, we were growing so fast that we made a promise in our small local paper that we planned to grow to over 50 employees in 5 years. People in our small town were.... skeptical. 😁


The Trophy Case

Moving machines to new location for third time in 5 years.

Over the next four years, we continued growth at a very rapid pace. Through word of mouth, we signed several eCommerce companies to full-service management contracts. We began to manage all of their work from end-to-end to allow the owners the opportunity to grow and promote their products while we managed their day-to-day operations. Our new brand partners loved our service because it gave them freedom to run their business and only paid us when their brand was selling product.

Our performance based model holds us accountable to move the needle forward, and our partner brands understand the vested interest we have in their long-term success. As sales grow, everyone benefits. Some of the largest brands we partner with include:


Go Fast Don't Die

Go Fast Don't Die



Bison Union



Anthem Snacks


BETTER TOGETHER

This Farm Wife

Top 10 Fastest Growing Companies in Wyoming - 4 of past 5 years.

Over the last five years, we have been ranked as one of the top 10 fastest growing companies in Wyoming by the Wyoming Business Journal (#1 Fastest Growing in 2019). To accommodate our continued growth, we acquired a 50,000 sq/ft former department store (Woolworths) in Historic Downtown Sheridan, Wyoming to continue laying out our plan to grow to over $20MM in annual revenue by our 12th anniversary. Now, we are relying on crowd equity investors with Wefunder to help us fund the next phase of our growth.

Stay tuned throughout this process as we share new customer wins, tales of our chaotic 5 years of growth, and meet some of our teammates who are (mostly) Wyoming raised, hard working folks who love working in this beautiful, break-neck business! 😀



"The Wooly" - Our new 50,000 sq/ft home. Former Woolworths Store

Investor Q&A

– COLLAPSE ALL

What does your company do?

Bighorn Design Studio is built for the shop-at-home economy. We offer an end-to-end solution for eCommerce management and we work exclusively with brands who want to grow their direct to consumer model by keeping a premium and customized consumer focus. Our team provides every step of the business management process including design, eCommerce site builds, product development, manufacturing, financing, inventory management, custom shipping services, customer service, and more.

Where will your company be in 5 years?

We hope (but cannot guarantee) that we can more than double our revenue to $10MM in three years and quadruple to $20MM annually by 2027.

Why did you choose this idea?

We have built a disruptive force in the eCommerce industry by contracting services, from start-to-finish, for direct-to-consumer lifestyle brands and consumer product companies. From business management, to design, to manufacturing, to inventory, to shipping, to finance, to last mile customer service - we do it all, right from one location.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Our industry's innovation has been dominated by aggregated shopping sites, third-party fulfillment centers, and produce-on-demand services. We are the full-service disruptor who manages every step of the process to help drive growth for our contracted eCommerce partners. We focus on lifestyle apparel and consumer goods brands that have an above average customer following, existing sales, a need for an inventory model, and a customized shipping service that Amazon and others cannot accommodate or duplicate. We are leading our customers to keep their independent focus on their customers and continuing to drive traffic back to their own websites and away from expensive and low margin shopping sites like Amazon, Ebay, Wal-Mart and others.

How far along are you? What's your biggest obstacle?

We feel we are still in the middle of the first inning of our business model's growth. We see continued, massive growth in the shop-from-home economy, and we are positioned to take advantage of that. Our biggest obstacle at this point is the continued duplication of our outstanding workforce. Growing twice to four times the size will not be difficult with this model if we can continue to hire, train and retain good people.

Who competes with you? What do you understand that they don't?

There are very few existing models that we can find that can compete with all we do. On a larger scale, we compete with Amazon on the shopping + fulfillment side and Custom Ink, TeeSpring and others on the custom production side. We offer a full-service inventory model that continues driving customer traffic direct to our brand partners while offering premium and customized personal services. Our model is very unique and has proven to be quite successful. While many of our competitors are transaction focused, we remain relationship focused. We continue to build strong partnerships with our contracted brands and use our services and expertise to help them grow their businesses, and put additional dollars in their pockets.

How will you make money?

Bighorn Design Studio has been profitable since we started over five years ago. We will use this funding to expedite our growth and springboard us into additional lifestyle channels and brands. We do not have to go into debt to continue growing quickly or to maintain great profitability. We will use the funding to add the professional development teammates and the additional equipment we need to continue on our projected growth trajectory. We will also be implementing an aggressive sales model that will also help drive additional growth.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Economically, we are positioned for success with our eCommerce based model, but a further economic downturn due to COVID-19 may have an additional unforeseen impact. We have continued to grow rapidly despite the pandemic, but we understand that there may be some short term affects.

Competition will always be a key risk. We do believe we have a very unique model, but our model could be easily duplicated by a larger company if they choose to create a similar model or make a model shift. We also believe we could be an acquisition target as we continue to prove our business model.

Running our company in a small western community has its rewards and its potential challenges. We are a blue collar community and our team has worked very hard to get us to this point, but we also realize that our company's growth to $20MM in annual revenue would make finding and training additional teammates a challenge without attracting outside talent.